SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 43985

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 27 2004 PROCESSING SECTION 187

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prime Executions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Broadway, Suite 1740
(No. and Street)

New York	**New York**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Calabrese **(212) 785-0200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 22 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Andrew Silverman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Prime Executions, Inc.**, as of **December 31**, 20 **03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A Sil

Signature

President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05

Dierdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL RECEIVED

FEB 27 2004

WASH. D.C. 187

PRIME EXECUTIONS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

PRIME EXECUTIONS

DECEMBER 31, 2003

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

The Stockholders of
Prime Executions, Inc.

We have audited the accompanying statement of financial condition of Prime Executions, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prime Executions, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 26, 2004

PRIME EXECUTIONS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Cash and cash equivalents	$	231,004
Floor brokerage receivable (Note 4)		741,453
Receivable from clearing broker (Note 4)		63,275
Property and equipment (net of depreciation of $97,733)		59,231
Loans and advances		519
Other receivables		28,528
Securities owned, at market		11,340
Prepaid expenses		59,938
Deposits receivable		52,366
Deferred tax		37,456
Contributed seat at market value		1,350,000
TOTAL ASSETS	$	2,635,110
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	642,492
Corporate tax payable		29,336
Contributed seat at market value		1,350,000
TOTAL LIABILITIES		2,021,828
Commitments (Note 7)		
Stockholders' equity		
Common stock, $1 par value, 100 shares issued and outstanding		100
Additional paid-in capital		200,000
Retained earnings		473,182
Less: Treasury stock		(60,000)
TOTAL STOCKHOLDERS' EQUITY		613,282
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,635,110

See Notes to Financial Statements

PRIME EXECUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Prime Executions, Inc. (the "Company") was incorporated in the State of Delaware on November 27, 1987 as Andrew Silverman, Inc. The name was changed to Silverman Brothers, Inc. on February 12, 1991 and then to Prime Executions, Inc. on October 7, 1997.

On July 29, 1991, the Company was granted registration as a broker dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934 by the Securities and Exchange Commission ("SEC"), and on June 21, 1991 the Company's membership on the New York Stock Exchange ("NYSE") was approved as a successor to Andrew Silverman, Sole Proprietor, NYSE.

Nature of Business

The Company's business is that of a New York Stock Exchange floor broker. Additionally, commission income is earned by the Company on security transactions in the United States which it executes on behalf of its customers. Such transactions are cleared on a fully-disclosed basis by the Company's clearing broker.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on a trade date basis.

Depreciation Policy

The Company's property and equipment is depreciated on a straight line basis over their estimated useful lives of five to seven years for book purposes. Accelerated methods are used for tax purposes.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2003.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 3- NET CAPITAL

The Company is a member firm of the New York Stock Exchange, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $295,127 at December 31, 2003 which exceeded the regulatory requirement of $100,000 by $195,127. The ratio of aggregate indebtedness to net capital was 2.2764 to 1 at December 31, 2003.

NOTE 4- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003, consist of the following:

		Receivable
Receivable from clearing brokers	$	63,275
Floor brokerage receivable		741,453
	$	804,728

NOTE 5- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2003 consists of the following:

		Current		Deferred		Total
Federal	$	37,000	$	-	$	37,000
State and local		60,000		-		60,000
	$	97,000	$	-	$	97,000

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 6- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission rule 15c3-3 and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7- COMMITMENTS

Occupancy

The Company has entered into lease agreements for office space and equipment which expire at various times through October 2005. The Company also rents storage space on a month to month basis. During 2003 the Company paid $113,053 in rent expense. Remaining commitments under the operating leases mature as follows:

Year ending December 31,		
2004	$	112,136
2005		101,408
	$	213,544

Seat Lease

The Company leases four seats on the New York Stock Exchange ("NYSE"). In accordance with NYSE rules, the aggregate seat lease payments due for the 12 months following the year end are included in aggregate indebtedness for the purpose of calculating the Company's minimum net capital requirement. During 2003 the Company paid $1,844,264 in seat lease expense. Commitments under the seat leases for 2004 amount to $410,000.

NOTE 8- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 9- EMPLOYEE BENEFIT PLANS

Effective January 1, 1999, the Company adopted the Prime Executions, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% of their salary or the maximum allowed under the Code. All employees who are at least age 21 and have completed 1,000 hours of service are eligible. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors. The Company made no contributions in 2003.